# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Radware Ltd, CIK 0001094366
CUSIP: M81873107
Title of class of securities: Ordinary Shares (par value New Israeli Shekel 0.05 per share)
Address of issuer's principal executive offices: 22 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971917
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001743565

## Reporting persons
- Roy Zisapel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 2,162,244; shared voting power 0; sole dispositive power 2,162,244; shared dispositive power 0; aggregate amount beneficially owned 2,162,244 (5.06% of the class)
  Comment: With regard to Rows (5), (7) and (9), please see Item 4.
  
  Row (11) is based on 42,686,534 ordinary shares issued and outstanding as of March 21, 2025, as reported in the Issuer's Annual Report on Form 20-F, filed with the SEC on March 28, 2025.

## Item 1. Issuer
Name of issuer: Radware Ltd
Address of issuer's principal executive offices: 22 Raoul Wallenberg Street, Tel Aviv, Israel, 6971917

## Item 2. Person Filing
Name of person filing: Roy Zisapel
Address of principal business office or, if none, residence: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,162,244 ordinary shares of Radware Ltd. (the "Company"), consisting of 2,102,292 shares and options to purchase 59,952 shares at an exercise price of $16.68 per share. Mr. Zisapel is filing this Schedule 13G after inheriting shares that result in his total beneficial ownership exceeding 5% of the Company's outstanding shares. His acquisitions during the 12-month period preceding such acquisition did not exceed two percent of the Company's outstanding shares. For the sake of clarity, the ordinary shares reported as beneficially owned by Mr. Zisapel exclude 324,500 shares (the "Neurim Shares") that are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company ("Neurim"), 50% of which is held by Nava Zisapel (Mr. Zisapel's mother) and 50% is held in three equal parts by Roy Zisapel and his siblings. Mr. Zisapel disclaims beneficial ownership of the Neurim Shares, except to the extent of his pecuniary interest therein.
Percent of class: See Row (11) of the cover page of the Reporting Person above.
Sole power to vote or to direct the vote: See Row (5) of the cover page of the Reporting Person above and note in Item 4 above
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row (7) of the cover page of the Reporting Person above and note in Item 4 above.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Roy Zisapel: /s/ Roy Zisapel, Roy Zisapel (04/24/2025)